VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

RECEIVED
2005 AUG 18 P 12:

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

August 16, 2005

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate F [redacted]
450 Fifth Street
Washington, D.C. 20549

05010564

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Sincerely,

John S. Marten

John S. Marten

dlw 8/18

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.3

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Return of Allotment of Shares form for June 30, 2005.
- Return of Allotment of Shares form for July 6, 2005.
- Return of Allotment of Shares form for July 13, 2005.
- Return of Allotment of Shares form for July 20, 2005.
- Update of number of securities quoted on ASX dated July 4, 2005.

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	58,783		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No· 2072534

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: PUBLIC	£0.10 Ordinary	58,783
Address: See Attached List		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 7/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 30th June 2005

Share scheme	Account name	Account number	Crest account	Crest ID	Designation	Number of shares
Henderson SIP	Towers Perrin Share Plan Services - HHG SIP	561652	Greenwood Nominees Ltd	142GW	561652	58,783

pp Jane Tuckwell
Share Plan Administrator

30/06/2005
Date

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	44,758		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 44,758
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 14/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 6th July 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	002062H	Robinson	James Peyton	YZ352850B	Manor Farm	North Waltham	BASINGSTOKE	Hants RG25 2BS		0.416	£3,267.27	7854
Sharesave 2004	10000086	Calger	Jeremy Stephen	YW718746A	31 Tinshill Road	Cookridge	LEEDS	LS16 7DR		0.416	£3,517.28	8455
Sharesave 2004	116285C	Ayres	John	YM548256C	9 Swan Road Whittlesey	PETERBOROUGH	PE7 1YN			0.416	£421.83	1014
Sharesave 2004	000067C	Bosworth	Brian	YW554903A	25 Wansford Road	Elton	Peterborough	PE8 6RZ		0.416	£421.83	1014
Sharesave 2004	088411N	Collingwood	Terry Paul	JC850892A	20 Hawkenbury Mead	TUNBRIDGE WELLS	Kent TN2 5BU			0.416	£3,517.28	8455
Sharesave 2004	084582C	Dixon	Mark	JT453508A	18 Ancaster Way	North Luffenham	Rutland	OAKHAM	Leics LE15 8LH	0.416	£703.46	1691
Sharesave 2004	611500	Fox	Sarah	JC749216A	23 Brewin Avenue	MARCH	Cambs PE15 9SL			0.416	£421.83	1014
Sharesave 2004	608961	Kerr	Elizabeth Mary	NB248290D	Indaba Main Street	Gaulby	LEICESTER	LE7 9BE		0.416	£3,517.28	8455
Sharesave 2004	004945C	Manners	Kay Susanne	NX304840B	17 Bluebells	Deeping St James	PETERBOROUGH	PE6 8SL		0.416	£391.88	942
Sharesave 2004	030601C	Slater	Adrian	NH854269C	41 Huntsmans Gate	South Bretton	PETERBOROUGH	PE3 9AU		0.416	£210.92	507
Sharesave 2004	610838	Smith	Louisa	JL316590C	3 Lawrence Road Wittering	PETERBOROUGH	PE8 6EN			0.416	£399.78	961
Sharesave 2004	000358C	Stimson	Lynne	YT006282D	51 Paynesholm	Paston	PETERBOROUGH	PE4 7BQ		0.416	£421.83	1014
Sharesave 2004	015057C	Wright	David Thomas	YZ875911D	123 Coniston Road	Gunthorpe	Peterborough	PE4 7GU		0.416	£1,406.92	3382
										Totals	£18,619.39	44,758

Andrew Boorman
Director, HR

08/07/2005
Date

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED
2005 AUG 10 P 12:2?
CORPORATE ...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,371		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 14,371
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 13/7/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 13th July 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	072397C	Brown	Carrie	JB498917B	78 Queens Walk	Woodston	PETERBOROUGH	PE2 9AW		0.416	£562.43	1352
Sharesave 2004	609178	Chauhan	Ritin	NS615780D	37 Portland Crescent	STANMORE	Middx HA7 1LZ			0.416	£1,406.91	3382
Sharesave 2004	128934C	Diana	Anna Giustina	NA412975A	19 Royle Close	Peterborough	Cambridgeshire	PETERBOROUGH	PE2 7LN	0.416	£632.74	1521
Sharesave 2004	105163C	Goodwin	Martin Jeremy	NA932769D	35 Rockingham Close	Market Deeping	PETERBOROUGH	PE6 8BY		0.416	£562.43	1352
Sharesave 2004	121392C	Manning	Martin	NS797023A	2 Werrington Park Avenue	Werrington Village	PETERBOROUGH	PE4 6RG		0.416	£2,813.82	6764
										Totals	£5,978.34	14,371

Andrew Boorman   13/07/2005
Director, HR   Date

File No. 82-34758

BLUEPRINT OneWorld

88(2)

RECEIVED
2005 ... 12

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,033		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 16,033
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 20/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England Tel DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 20th July 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	103408C	Holden	Sharon Denise	NH705294D	24 Ferryview	Orton Wistow	PETERBOROUGH	PE2 6XL		0.416	£421.82	1014
Sharesave 2004	014084C	Holyoake	Mandy	NE202039A	7 Carrington View	Tongue End	SPALDING	Lincs PE11 3HZ		0.416	£140.61	338
Sharesave 2004	021865C	Leeson	Richard John	JP791735D	17 New Road	Oundle	PETERBOROUGH	PE8 4LB		0.416	£281.22	676
Sharesave 2004	022996C	Webster	John Mark	WL343905A	10 Woodside Close	Northorpe	BOURNE	Lincs PE10 0HW		0.416	£281.22	676
Sharesave 2004	016758C	Wright	Stephen	WE206910D	29 Carradale	Orton Brimbles	PETERBOROUGH	PE2 5XQ		0.416	£3,517.28	8455
Sharesave 2004	002794H	Swain	Paul Matthew	PX456949B	8 Bythorn Way	Stanground	PETERBOROUGH	PE2 8QR		0.416	£1,374.88	3305
	604862	Vernon	Alexis J	JL891405B	11 Castleton Court	Surbiton Hill Par	SURBITON	Surrey KT5 8EG		0.416	£652.70	1569
										Totals	£6,669.73	16,033

Andrew Boorman
Director, HR

20/07/2005
Date

Sharesave Schedule 200705.xls

File No. 82-34758

Henderson Group plc

Update of number of securities quoted on ASX

4 July 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during June 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	663,970,126 At 31 May 2005 (4,698,931) Net transfers 659,271,195 At 30 June 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during June 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	659,271,195	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,153,150,275	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 July 2005
(~~Director~~/Company Secretary)

Print name: Steven O'Brien

== == == == ==

+ See chapter 19 for defined terms.